SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February 2011

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Zurich 245
Plaza Carso / Edificio Telcel
Colonia Granada Ampliación
11529 Mexico, D.F., Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

América Móvil, S.A.B. de C.V. Extends Expiration Date and Early Participation Consideration of its Exchange Offer for Debt Securities of Teléfonos de México, S.A.B. de C.V.

(Mexico City, February 17, 2011)—América Móvil, S.A.B. de C.V. (“América Móvil”)(NYSE: AMX) today announced the extension of the expiration date and the payment period for the early participation consideration of its previously announced private exchange offer (the “exchange offer”) to exchange any and all outstanding notes of Teléfonos de México, S.A.B. de C.V. (“Telmex”) listed in the table below (collectively, the “old Telmex notes”) for new notes of América Móvil (collectively, the “new América Móvil notes”) listed in the table below. The new América Móvil notes will be guaranteed by América Móvil’s subsidiary Radiomóvil Dipsa, S.A. de C.V.

The expiration date, previously scheduled for 5:00 p.m. (New York City time) on March 3, 2011, has been extended to 8:00 p.m. (New York City time) on March 3, 2011, unless further extended by América Móvil. In addition, América Móvil announced that all eligible holders (as defined below) who validly tender old Telmex notes at any time prior to or on the expiration date will receive the exchange consideration listed in the table below (which includes the early participation consideration). The withdrawal date occurred at 5:00 p.m. (New York City time) on February 16, 2011. All tenders of old Telmex notes not validly withdrawn prior to the withdrawal date are irrevocable. All the remaining terms and conditions of the exchange offer are unchanged.

CUSIP/ISIN of Old Telmex Notes	Aggregate Principal Amount Outstanding of Old Telmex Notes	Title of Old Telmex Notes	Title of New América Móvil Notes	Consideration (Principal Amount of New América Móvil Notes) per U.S.$1,000 Principal Amount of Old Telmex Notes Tendered Prior to or On the Expiration Date
879403AS2/US879403AS24 (Unrestricted)	U.S.$798,400,000	5.50% Senior Notes due 2015	5.750% Senior Notes due 2015	U.S.$980.69
879403AV5/US879403AV52 (Unrestricted) 879403AU7/US879403AU79 (Restricted) P9048DEC9/USP9048DEC94 (Regulation S)	U.S.$500,000,000	5.500% Senior Notes due 2019	5.000% Senior Notes due 2020	U.S.$1,018.33

As of 5:00 p.m. (New York City time) on February 16, 2011, according to Global Bondholder Services Corporation, the exchange agent for the exchange offer, América Móvil had received valid tenders of approximately U.S.$230 million aggregate principal amount of 5.50% Senior Notes due 2015 of Telmex (equal to approximately 28.86% of the aggregate outstanding principal amount of the 5.50% Senior Notes due 2015 of Telmex) and approximately U.S.$120 million aggregate principal amount of 5.500% Senior Notes due 2019 of Telmex (equal to approximately 24.12% of the aggregate outstanding principal amount of the 5.500% Senior Notes due 2019 of Telmex).

The new América Móvil notes have not been, and at the time of closing of the exchange offer will not be, registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”). Accordingly, the exchange offer is directed only at holders of the old Telmex notes that are (a) “qualified institutional buyers” (“QIBs”) as defined in Rule 144A under the Securities Act or (b) persons other than U.S. Persons (as defined in Regulation S under the Securities Act) outside the United States.  Only noteholders that are eligible to participate in the exchange offer pursuant to at least one of the foregoing conditions (“eligible holders”) will be authorized to participate in the exchange offer. The new América Móvil notes will be subject to certain restrictions on transfer.

The consummation of the exchange offer is not subject to any condition that a minimum amount of old Telmex notes of any series be validly tendered. The exchange offer is subject to certain customary conditions, which América Móvil may assert or waive in full or in part in its sole discretion. Although América Móvil has no present plans or arrangements to do so, it reserves the right to further amend, at any time, the terms and conditions of the exchange offer.

The new América Móvil notes have not been, and at the time of closing of the exchange offer will not be, registered under the Securities Act or any state securities laws.  The new América Móvil notes may not be offered or sold in the United States absent registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act.

The new América Móvil notes may not be offered or sold in any jurisdiction in which such offer or sale is not authorized or to any person to whom it is unlawful to make such offer or sale.

This press release is neither an offer to purchase nor a solicitation of an offer to sell the old Telmex Notes or any other securities. The exchange offer is made only by means of an offering memorandum and the accompanying letter of transmittal, which will only be made available to eligible holders.

About AMX

 AMX is the leading provider of wireless services in Latin America. As of December 31, 2010, it had 225 million wireless subscribers and 51.5 million fixed revenue generating units in the Americas.

Forward-Looking Statements

Certain statements contained in this press release may constitute “forward-looking statements”.  All statements in this press release, other than those relating to historical information or current condition, are forward-looking statements.  Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause outcomes and results to differ materially from current expectations.  No forward-looking statement can be guaranteed. Among other risks, there can be no guarantee that the exchange offer will be completed, or if it is completed, that it will close within the anticipated time period.  América Móvil undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 17, 2011

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Carlos García Moreno
Name: Title:	Carlos García Moreno Chief Financial Officer